Exhibit 15.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the year ended March 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |3

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and twelve-month periods ended March 31, 2020. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and accompanying notes for the years ended March 31, 2020, 2019 and 2018. The MD&A, the financial statements, the Company’s Annual Report on Form 20-F, and additional information regarding the business of the Company are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
Management's Discussion and Analysis of the Financial Condition and Results of Operations of the Group for the year ended March 31, 2018 was previously included in the section “Results of Operations” in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2019, as filed with the SEC on June 19, 2019, and has not been included in this report.
For reporting purposes, the Company prepared the consolidated financial statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to US dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section titled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to June 18, 2020, the date the Company’s Board of Directors (“Board”) approved this MD&A and the consolidated financial statements for the year ended March 31, 2020.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offerings; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |1

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A and in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter statements containing any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya is a leader in strategy and digital transformation, with more than 2,000 professionals in Canada, the U.S., and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
Business Offerings
Business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |2

Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span Canada, the United States and Europe, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
4. Business Strategic Plan
Alithya has adopted a three to five year strategic plan which sets as a goal to become a North American digital transformation leader.
Under this plan, Alithya will take advantage of its consolidated scale and scope to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. Alithya believes its specialization in digital technologies and the flexibility of its approach resonates directly with clients and enables it to exceed their expectations.
Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Sustaining steady organic growth through innovation, higher-value offerings and client-relationships based on trust;
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |3

◦Completing value enhancing acquisitions by way of a North America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of our leaders and employees;
•Providing our investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for our stakeholders.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |4

5. Financial Highlights

Results of Operations	Three months ended March 31,		Year ended March 31,
(in $ thousands)	2020	2019	2020	2019	2018
	$	$	$	$	$
Revenues	73,181	72,643	279,007	209,478	159,290
Net Loss	(33,975)	(2,730)	(39,667)	(12,475)	(7,224)
EBITDA (1)	(1,596)	654	2,397	(4,013)	1,153
EBITDA Margin (1)	(2.2)%	0.9%	0.9%	(1.9)%	0.7%
Adjusted EBITDA (1)	2,015	2,227	11,792	6,209	10,227
Adjusted EBITDA Margin (1)	2.8%	3.1%	4.2%	3.0%	6.4%

Other	March 31,	March 31,	March 31,
(in $ thousands)	2020	2019	2018
	$	$	$
Total Assets	257,816	236,869	115,875
Net Bank Borrowing (2)	26,940	8,659	19,433
Distribution of Cash Dividends (3)	—	2,531	—

Shares and Stock Options Outstanding	June 16,
2020
Class A subordinate voting shares ("Subordinate Voting Shares")	50,912,251
Class B multiple voting shares ("Multiple Voting Shares")	7,168,984
Options (4)	3,129,089

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below titled “Non-IFRS Financial Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below titled “Non-IFRS Financial Measures” and to section 11.6 for the calculated amount.
3 Old Alithya dividends. Refer to the section below titled "Share Capital and Dividends".
4 Includes 863,160 stock options to purchase Multiple Voting Shares.
5.1Q4 2020 Highlights
•Revenues increased 0.7% to $73.2 million, compared to $72.6 million for the same quarter last year, and increased 10.5% sequentially from $66.2 million in Q3-2020
•Adjusted EBITDA reached $2.0 million, down 9.6% from $2.2 million for the same quarter last year
•Net loss of $34.0 million, or $0.59 per share, which includes an impairment charge on intangibles and goodwill of $28.0 million, taken notably in the context of COVID-19 and the consolidation of the Company's tradenames
•Net cash used in operating activities was $3.0 million, an improvement compared to $6.9 million of cash used for the same quarter last year
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |5

•Quickly implemented a comprehensive business continuity plan in response to the COVID-19 pandemic
5.2Fiscal 2020 Highlights
•Revenues increased 33.2% to $279.0 million, compared to $209.5 million for fiscal 2019
•Gross margin percentage increased to 29.7%, from 25.9% for the same period last year
•Adjusted EBITDA increased 90.1% to $11.8 million, from $6.2 million last year
•Net loss of $39.7 million, or $0.70 per share, which includes an impairment charge on intangibles and goodwill of $28.0 million, taken notably in the context of COVID-19 and the consolidation of the Company's tradenames
•Net cash from operating activities was $8.7 million, an improvement compared to $19.6 million of cash used for the same period last year
•Solid financial position with cash and restricted cash of $11.0 million and net bank borrowing of $26.9 million at year end
•Completed the integration of Edgewater Technology and rolled out Oracle’s ERP cloud solution in the U.S.
6. Business Highlights
•Acquisition of Matricis Informatique, a leader namely in Internet of Things (IoT) and artificial intelligence, on October 1, 2019
•Acquisition of Travercent, a leading US-based cloud-focused ERP consulting group specialized in the healthcare sector, on December 13, 2019
•Acquisition of Groupe Askida Inc. and Services Conseils Askida Inc., a group specializing in software quality assurance and application development and modernization, on February 1, 2020
•Divestiture of Zero2Ten EMEA Limited ("Alithya UK"), an indirect wholly-owned subsidiary of the Company, on October 2, 2019
•Continued the integration of acquired companies
7. Business Combinations and Divestiture
Matricis Informatique Inc.
Overview
On October 1, 2019, the Company acquired 100% of the issued and outstanding shares of Matricis Informatique Inc. (“Matricis’) (the “Matricis Acquisition”), a Canadian consulting firm specializing in advanced applications and systems using techniques derived from the Internet of Things (IoT), Artificial Intelligence (AI), a combination of the aforementioned (AIoT), as well as operational intelligence in the healthcare, industrial, and financial sectors.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |6

The Matricis Acquisition was completed for total consideration of $7,200,000, consisting of $3,600,000, in cash, payable in two equal instalments on October 1, 2019, subject to working capital adjustments and other adjustments as necessary, and October 1, 2022 and $3,600,000, in aggregate, in share consideration payable by way of 947,292 Subordinate Voting Shares, of which 473,646 were issued on October 1, 2019 and 473,646 will be issued in equal portions on October 1, 2020, 2021 and 2022. The Subordinate Voting Shares to be issued on October 1, 2020 and subsequently, having a value of $1,800,000, in aggregate, will be recognized as share-based compensation over three years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Matricis Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Matricis Acquisition, the fair value will then be revised. The Matricis Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2020, the Company incurred acquisition-related costs of approximately $157,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Matricis
(in $ thousands)	$
Current assets
Cash	467
Accounts receivable and other receivables	584
Unbilled revenue	288
Prepaids	94
1,433
Non-current assets
Property and equipment	85
Tax credits receivable	1,059
Deferred tax assets	111
Intangibles	1,820
Goodwill	2,566
Total assets acquired	7,074

Current liabilities
Accounts payable and accrued liabilities	596
Deferred revenue	415
Current portion of long-term debt	544
1,555
Non-current liabilities
Deferred lease inducements	6
Deferred tax liabilities	624
Total liabilities assumed	2,185

Net assets acquired	4,889

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |7

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce. The Company does not expect any of the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration:

Acquisition of Matricis
(in $ thousands)	$
Cash paid	1,578
Issuance of 473,646 Subordinate Voting Shares	1,800
Balance of purchase payable	1,511
Total consideration	4,889

Matricis’ contribution to the Group’s results
The Matricis business contributed revenues of approximately $2,497,000, a gross margin of $1,100,000 and a loss before income taxes of $84,000 to the Group for the period October 1, 2019 to March 31, 2020. If the acquisition had occurred on April 1, 2019, consolidated pro-forma revenue, gross margin and loss before income taxes for the year ended March 31, 2020 would have been $4,824,000, $2,028,000 and $144,000, respectively. These amounts have been calculated using Matricis’ results and adjusting for:
•differences in accounting policies between the Group and Matricis;
•the removal of transaction costs incurred by Matricis from April 1, 2019 to September 30, 2019; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2019.
Alithya Travercent LLC
Overview
On December 13, 2019, the Company acquired 100% of the issued and outstanding membership interest of Travercent LLC (the “Travercent Acquisition”), a US-based cloud-focused ERP consulting group specialized in the healthcare sector, now known as Alithya Travercent LLC (“Alithya Travercent”). Alithya Travercent's competencies include implementing Oracle's cloud ERP, HCM, EPM and Business Intelligence applications. Alithya Travercent has also developed a cloud solution named CAPSURE RFTM, an Oracle cloud extension that optimizes material management processes, of healthcare providers, for supply chain management and point of use.
The Travercent Acquisition was completed for total consideration of US$19,500,000 ($25,802,849), consisting of US$13,650,000 ($18,061,994), in cash, payable in two equal instalments on December 13, 2019, subject to working capital and other adjustments as necessary, and December 13, 2022 and US$5,850,000 ($7,740,855), in aggregate, in share consideration payable by way of Subordinate Voting Shares, of which 1,274,510 were issued on December 13, 2019 (the "Closing Share Consideration") with a value of US$2,925,000 ($3,870,427) and a number of Subordinate Voting Shares on each of December 13, 2020, 2021 and 2022 equal to US$975,000 ($1,290,142) divided by the volume weighted average trading price of Subordinate Voting Shares on the TSX prior to each such issuance as determined in the purchase agreement. If such subsequent price of the Subordinate Voting Shares is lower than the price used for the Closing Share
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |8

Consideration, the Company has the option of paying each such amount in cash. The Subordinate Voting Shares to be issued on December 13, 2020 and subsequently, having a value of US$2,925,000 ($3,870,427), in aggregate, will be recognized as share-based compensation over three years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Travercent Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Travercent Acquisition, the fair value will then be revised. The Travercent Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2020, the Company incurred acquisition-related costs of approximately $565,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya Travercent
(in $ thousands)	$
Current assets
Cash	2,118
Accounts receivable and other receivables	1,391
Unbilled revenue	1,458
Prepaids	49
5,016
Non-current assets
Intangibles	15,720
Goodwill	3,374
Total assets acquired	24,110

Current liabilities
Accounts payable and accrued liabilities	1,331
Deferred revenue	2,301
Total liabilities assumed	3,632

Net assets acquired	20,478

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |9

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expertise. The amount of goodwill is expected to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration:

Acquisition of Alithya Travercent
(in $ thousands)	$
Cash paid	8,958
Issuance of 1,274,510 Subordinate Voting Shares	3,870
Balance of purchase payable	7,650
Total consideration	20,478

Alithya Travercent’s contribution to the Group’s results
The Alithya Travercent business contributed revenues of approximately $4,833,000, a gross margin of $1,909,000 and a profit before income taxes of $1,029,000 to the Group for the period December 13, 2019 to March 31, 2020. If the acquisition had occurred on April 1, 2019, consolidated pro-forma revenue, gross margin and profit before income taxes for the year ended March 31, 2020 would have been $15,789,000, $6,329,000 and $4,319,000, respectively. These amounts have been calculated using Alithya Travercent’s results and adjusting for:
•differences in accounting policies between the Group and Alithya Travercent;
•the removal of transaction costs incurred by Alithya Travercent from April 1, 2019 to December 12, 2019; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2019.
Askida
Overview
On February 1, 2020, the Company acquired 100% of the issued and outstanding shares of Group Askida Inc., now known as Alithya Askida Solutions Inc., and Askida Consulting Services Inc., now known as Alithya Askida Consulting Services Inc. (collectively “Askida”) (the “Askida Acquisition”), a Canadian group with expertise in software quality assurance tools and services, as well as in development and modernization of custom applications.
The Askida Acquisition was completed for total consideration of $16,000,000, consisting of $11,655,000, in cash payable in two instalments as follows: $8,396,250 on February 1, 2020, subject to working capital adjustments, and $3,258,750 on February 1, 2022, plus $4,345,000, in aggregate, in share consideration payable by way of the issuance of 1,200,765 Subordinate Voting Shares, of which 600,384 were issued on February 1, 2020 and 300,189 and 300,192 to be issued on February 1, 2021 and 2022, respectively. The Subordinate Voting Shares to be issued on February 1, 2021 and 2022, having a stated value of $2,172,500, in aggregate, will be recognized as share-based compensation over two years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Askida Acquisition, result in adjustments to the below amounts, or require
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |10

additional provisions for conditions that existed at the date of the Askida Acquisition, the fair value will then be revised. The Askida Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2020, the Company incurred acquisition-related costs of approximately $265,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Askida
(in $ thousands)	$
Current assets
Cash	616
Accounts receivable and other receivables	4,324
Unbilled revenue	581
Tax credits receivable	2,709
Prepaids	229
8,459
Non-current assets
Tax credits receivable	956
Property and equipment	244
Right-of-use assets	193
Intangibles	8,410
Goodwill	4,324
Total assets acquired	22,586

Current liabilities
Line of credit	1,022
Demand loan	2,131
Accounts payable and accrued liabilities	1,789
Income taxes payable	62
Deferred revenue	318
Current portion of lease liabilities	84
Current portion of long-term debt	561
5,967
Non-current liabilities
Lease liabilities	109
Deferred tax liabilities	3,024
Total liabilities assumed	9,100

Net assets acquired	13,486

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce. The Company does not expect any of the goodwill to be deductible for income tax purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |11

Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration paid:

Acquisition of Askida
(in $ thousands)	$
Cash paid	8,396
Issuance of 600,384 Subordinate Voting Shares	2,173
Balance of purchase payable	2,917
Total consideration transferred	13,486

The Askida business contributed revenues of approximately $1,708,000, a gross margin of $210,000 and a loss before income taxes of $499,000 to the Group for the period February 1, 2020 to March 31, 2020. If the acquisition had occurred on April 1, 2019, consolidated pro-forma revenue, gross margin and loss before incomes taxes for the year ended March 31, 2020 would have been $12,465,000, $3,914,000 and $87,000, respectively. These amounts have been calculated using Askida’s results and adjusting for:
•differences in accounting policies between the Group and Askida;
•the removal of transaction costs incurred by Askida from April 1, 2019 to January 31, 2020; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2019.
Zero2Ten EMEA Limited
On October 2, 2019, Alithya Zero2Ten, Inc. an indirect wholly-owned subsidiary of the Company, sold 100% of the issued and outstanding shares of its wholly-owned subsidiary, Zero2Ten EMEA Limited (“Alithya UK”), for total cash consideration of GBP£800,000 (approximately $1,302,000), of which GBP£350,000 (approximately $570,000) was paid on October 2, 2019, and a balance of sale receivable of GBP£450,000 (approximately $791,000 ), was due on April 1, 2020 and is recorded in accounts receivable and other receivables. The balance of sale receivable was received on April 1, 2020.
The divestiture of Alithya UK resulted in a gain on disposal of subsidiary as follows:

Divestiture of Zero2Ten EMEA Limited
(in $ thousands)	$
Consideration received in cash	565
Balance of sale receivable	728
Total consideration	1,293
Net assets divested	612
Gain on sale of subsidiary	681

Alithya USA, Inc. (formerly Edgewater Technology, Inc.)
Overview
On March 15, 2018, the Company, Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), Edgewater Technology, Inc. (“Edgewater”), and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), entered into an arrangement agreement, as amended on September 10, 2018 and October 17, 2018 (the “Arrangement Agreement”).
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |12

On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Edgewater Transaction”.
As consideration for the Arrangement, former shareholders of Old Alithya received, for each common share of Old Alithya (“Old Alithya Common Shares”), held immediately prior to the Edgewater Transaction, one newly issued Subordinate Voting Share and, for each multiple voting share of Old Alithya (“Old Alithya Multiple Voting Shares”) held immediately prior to the Edgewater Transaction, one newly issued Multiple Voting Share. As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater (“Edgewater Common Stock”) held immediately prior to the Edgewater Transaction, 1.1918 Subordinate Voting Shares of the Company.
Following completion of the Edgewater Transaction, former shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly-owned subsidiaries of the Company.
In connection with the Edgewater Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders of record immediately prior to the closing date of the Edgewater Transaction, a special dividend equal to US $1.15 per share, approximately $22,108,000 (US $16,840,000), in aggregate, in cash. In addition, the exercise price of Edgewater stock options outstanding, immediately prior to the closing date of the Edgewater Transaction, was reduced by the special dividend amount of US $1.15 per stock option and, upon completion of the Edgewater Transaction, divided by the 1.1918 equity exchange ratio.
The Edgewater Transaction was approved by the respective shareholders of Old Alithya and Edgewater on October 25, 2018 and October 29, 2018, respectively.
On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Old Alithya common share, immediately prior to the close of the Edgewater Transaction, and then exchanged for one Subordinate Voting Share of the Company, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes. Costs related to the share issuance under the private placement, for the year ended March 31, 2019 of $2,764,885, net of deferred income taxes of $714,000 have been recorded in equity as share issue costs.
Purchase Price Allocation
Old Alithya is considered as the acquirer of Edgewater, as the Company was formed only to issue equity instruments to effect the Edgewater Transaction. In addition, Old Alithya shareholders held the majority of the voting rights of the Company once the Edgewater Transaction was completed. The Edgewater Transaction constituted a business combination as Edgewater meets the definition of a business. Since Old Alithya was considered the acquirer, the consolidated financial statements are presented as a continuation of Old Alithya. As such, the 2018 comparative figures presented in the consolidated financial statements are those of Old Alithya. The assets acquired and the liabilities assumed were recorded at their fair value at the time of the closing of the Edgewater Transaction, being November 1, 2018.
For the year ended March 31, 2019, the Company incurred acquisition-related costs of approximately $3,929,908. These costs have been recorded in the consolidated statements of operations in business acquisitions and integration costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |13

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Edgewater
(in $ thousands)	$
Current assets
Cash	24,869
Accounts receivable and other receivables	27,705
Income taxes receivable	1,770
Unbilled revenue	1,741
Prepaids	1,076
57,161
Non-current assets
Property and equipment	510
Intangibles	39,410
Goodwill	47,161
Total assets acquired	144,242

Current liabilities
Line of credit	15,749
Accounts payable and accrued liabilities	22,312
Dividend payable	22,108
Deferred revenue	3,751
63,920
Non-current liabilities
Deferred lease inducements	64
Deferred tax liabilities	1,322
Total liabilities assumed	65,306

Net assets acquired	78,936

Identifiable net assets
The fair value of the accounts receivable and other receivables acquired as part of the acquired business amounted to $27,705,000, with a gross contractual amount of $28,500,000. As at the acquisition date, the Group’s best estimate of the contractual cash flow not expected to be collected amounted to $795,000.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, work force and expected synergies from integrating Edgewater into the Group’s existing business. The goodwill will not be deductible for tax purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |14

Consideration transferred
The following table summarizes the acquisition date fair value of each major class of consideration transferred:

Acquisition of Edgewater
(in $ thousands)	$
Issuance of 17,458,348 shares	78,364
Stock-based payments	572
Total consideration transferred	78,936

The subscription receipt issue price, under the private placement, of $4.50 per subscription receipt, having been determined with third-party investors, can be a reasonable reference for the fair value of the shares issued.
Following the closing of the Edgewater Transaction, the issued and outstanding stock options of Edgewater were converted into stock options of the Company and are deemed to be issued as part of the consideration of the Edgewater Transaction. Their fair value has been estimated at $572,000 using the Black-Scholes option pricing model with the following assumptions:

Weighted average assumptions
Share price	$4.94
Exercise price	$3.52 – $7.61
Risk-free interest rate	1.72% – 2.37%
Expected volatility*	30%
Dividend yield	—
Expected option life (years)	0.04 – 3.19

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
Edgewater’s contribution to the Group’s results
The Edgewater business contributed revenues of approximately $50,229,000, a gross margin of $19,401,000 and a loss before income taxes of $2,097,000 to the Group for the period November 1, 2018 to March 31, 2019. If the acquisition had occurred on April 1, 2018, consolidated pro-forma revenue and loss before income taxes for the year ended March 31, 2019 would have been $282,386,000 and $17,296,000, respectively. These amounts have been calculated using Edgewater’s results and adjusting for:
•differences in the accounting policies between the Group and its subsidiaries;
•the removal of results from a business segment not acquired;
•the removal of transaction costs incurred by Edgewater from April 1, 2018 to November 1, 2018; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2018.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |15

8. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisitions and integration costs, severance, internal ERP systems implementation and other redundant and non-recurring items. Management believes that adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to adjusted EBITDA, see the section titled “EBITDA and adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that adjusted EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, less balances of purchase payable, unamortized transaction costs, cash, short-term deposits, and restricted cash. For the calculation of net bank borrowing, see the section titled “Long-Term Debt and Net Bank Borrowing” below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |16

9. Results of Operations

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands, except for per share data)	2020	2019	2020	2019
	$	$	$	$
Revenues	73,181	72,643	279,007	209,478
Cost of revenues	52,228	51,391	196,033	155,202
Gross margin	20,953	21,252	82,974	54,276

Operating expenses
Selling, general and administrative expenses	21,534	20,153	76,782	52,615
Business acquisitions and integration costs	1,173	592	4,637	5,818
Depreciation	894	324	3,368	980
Amortization of intangibles	3,480	2,663	11,278	8,092
Foreign exchange gain	(158)	(147)	(161)	(144)
Impairment of intangibles and goodwill	28,036	—	28,036	—
	54,959	23,585	123,940	67,361
Operating loss	(34,006)	(2,333)	(40,966)	(13,085)
Financial expenses	668	622	2,347	2,241
Gain on sale of subsidiary	—	—	(681)	—
Loss before income taxes	(34,674)	(2,955)	(42,632)	(15,326)
Income tax expense (recovery)
Current	295	(359)	237	289
Deferred	(994)	134	(3,202)	(3,140)
	(699)	(225)	(2,965)	(2,851)
Net loss	(33,975)	(2,730)	(39,667)	(12,475)
Basic and diluted loss per share	(0.59)	(0.05)	(0.70)	(0.34)

* Certain figures have been reclassified to conform to the current three-month and twelve-month presentation.
9.1Revenues
Revenues amounted to $73.2 million for the three months ended March 31, 2020, a $0.6 million increase, or 0.7%, from $72.6 million for the three months ended March 31, 2019.
Revenues in Canada and Europe increased on a sequential basis compared to the three months ended December 31, 2019, however, decreased year-over-year by $1.8 million. During the three months ended March 31, 2020, the Company generated growth in its higher value-added services with new and existing clients while experiencing a decline as a result of reduced external spending at a few of its largest Canadian clients. As such, in Canada, for the fourth quarter and on a year-over-year basis, higher value-added service revenues increased, while lower margin service revenues decreased. This decline also reflects the impact of COVID-19 at the end of the quarter, which was partially offset by additional revenues from the acquisitions of Matricis Informatique and Askida.
US revenues increased by $2.3 million, driven primarily by additional revenues from our recent US acquisition, Travercent, compared to the same quarter last year, partially offset by revenues lost from the divestiture of our UK subsidiary. US revenues were also negatively impacted by decreased revenues from Oracle legacy products and services, which management believes will be bolstered in future quarters by the expertise and capabilities acquired with the acquisition of Travercent.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |17

The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold. In each of our markets, the expanded service offering attracted a growing number of new clients.
Revenues amounted to $279.0 million for the year ended March 31, 2020, a $69.5 million increase, or 33.2%, from $209.5 million for the year ended March 31, 2019. US revenues increased by $72.1 million, driven primarily by additional months of revenues from our US acquisitions (Edgewater Technology and Travercent) compared to the same period last year, partially offset by revenues lost from the divestiture of our UK subsidiary.
Revenues in Canada and Europe decreased by $2.6 million, which was partially offset by additional revenues from the acquisitions of Matricis Informatique and Askida. In Canada and Europe, higher value-added service revenues increased, while lower margin service revenues decreased, for the year ended March 31, 2020, compared to the year ended March 31, 2019.
During the year ended March 31, 2020, certain important historical customers of the Company experienced a notable, cyclical decline in their IT spending totaling $21.0 million in revenues, year-over-year. Alithya maintains preferred vendor status with each of these customers, and continues to play a key role in their respective, evolving, IT and digital transformation needs. During the same period, revenues from all other Canadian customers, including a number of new ones, grew by 14.6% before acquisitions.
The Company also recorded a decrease from Oracle legacy products and services in the US. The Company has mitigated the decline through growth, in Canada and the US, with new and existing clients, supported by the growth of its higher value-added, digital transformation services and the commercial benefits of its larger scale.
9.2Gross Margin
Gross margin decreased by $0.4 million, or 1.5%, to $20.9 million for the three months ended March 31, 2020, from $21.3 million for the three months ended March 31, 2019. Gross margin as a percentage of revenues decreased to 28.6% for the three months ended March 31, 2020, from 29.3% for the three months ended March 31, 2019. The decrease was driven primarily by reduced gross margin from Europe, in part due to the earlier impact of COVID-19, and in the US, partially offset by increased gross margin in Canada, due in part to the changing mix of revenues described above.
The Company’s long-term strategy to move towards higher value, digital transformation services, as well as the increasing use of permanent employees compared to contractors, also contributed to an increase in gross margin.
Gross margin increased by $28.7 million, or 52.9%, to $83.0 million for the year ended March 31, 2020, from $54.3 million for the year ended March 31, 2019. Gross margin as a percentage of revenues increased to 29.7% for the year ended March 31, 2020, from 25.9% for the year ended March 31, 2019. The improvement was driven primarily by increased gross margin from acquisitions (Edgewater Technology, Travercent, and Matricis Informatique) and growth in higher value-added service revenues. US gross margin remained strong, while gross margin in Canada increased on a year-to-date basis, due in part to the changing mix of revenues described above.
The Company’s long-term strategy to move towards higher value, digital transformation services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.
9.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |18

Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, USA and Europe).
The following table presents total external revenues by geographic location:

	For the three months ended March 31,				For the year ended March 31,
(in $ thousands)	2020		2019		2020		2019
	$	%	$	%	$	%	$	%
Canada	38,181	52.2	38,521	53.0	147,821	53.0	149,064	71.1
USA	31,468	43.0	29,129	40.1	118,125	42.3	45,982	22.0
Europe	3,532	4.8	4,993	6.9	13,061	4.7	14,432	6.9
	73,181	100.0	72,643	100.0	279,007	100.0	209,478	100.0

* Certain figures have been reclassified to conform to the current three-month and twelve-month presentation.
9.4Operating Expenses
9.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $21.5 million for the three months ended March 31, 2020, an increase of $1.3 million, or 6.8%, from $20.2 million for the three months ended March 31, 2019. The additional expenses from the Travercent, Matricis Informatique and Askida acquisitions, accounted for $2.0 million of the increased expenses, and were partially offset by a $0.9 million decrease in expenses from Edgewater Technology due to the divestiture of our UK subsidiary and certain non-recurring items. Expenses in Canada and Europe increased by $0.3 million, or 2.4%, to $11.3 million for the three months ended March 31, 2020, from $11.0 million for the three months ended March 31, 2019, as increases of $0.4 million in employee compensation costs, used primarily to enhance operations and sales, and increased share-based compensation of $0.9 million, were partially offset by a $0.5 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases and decreased business development and travel costs of $0.3 million and $0.2 million, respectively. For more details regarding the adoption of IFRS 16 – Leases, refer to section 16.1 of this document. As previously discussed, management targets to continue decreasing administrative expenses as consolidation synergies materialize.
Selling, general and administrative expenses totaled $76.8 million for the year ended March 31, 2020, an increase of $24.2 million, or 45.9%, from $52.6 million for the year ended March 31, 2019. The additional expenses from acquisitions (Edgewater Technology, Travercent, Matricis Informatique and Askida) compared to the same period last year, accounted for $19.5 million of the increased expenses, and were partially offset by the divestiture of our UK subsidiary and certain non-recurring items. Expenses in Canada and Europe increased by $4.7 million, mainly due to a $4.3 million increase in employee compensation costs, used primarily to enhance operations and sales, and a $0.5 million increase in professional fees required in order to adequately manage the additional duties related to becoming a public company, increased share-based compensation of $1.1 million, increased insurance costs of $0.4 million, and increased public listing fees of $0.3 million, partially offset by a $1.8 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |19

9.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Stock option plan	187	136	745	372
Share purchase plan – employer contribution	173	172	633	593
Share-based compensation on shares vested during the year, issued on business acquisitions	1,184	268	1,868	1,075
Deferred share units	141	91	305	209
	1,685	667	3,551	2,249

Share-based compensation amounted to $1.7 million for the three months ended March 31, 2020, representing an increase of $1.0 million, or 152.6%, from $0.7 million for the three months ended March 31, 2019. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares granted as share-based compensation to employees of previous business acquisitions.
Share-based compensation amounted to $3.6 million for the year ended March 31, 2020, representing an increase of $1.3 million, or 57.9%, from $2.2 million for the year ended March 31, 2019. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares granted as share-based compensation to employees of previous business acquisitions and stock options.
9.4.3Business Acquisitions and Integration Costs
Business acquisitions and integration costs amounted to $1.2 million for the three months ended March 31, 2020, representing an increase of $0.6 million, from $0.6 million for the three months ended March 31, 2019, driven by an increase in acquisition costs mainly related to the acquisitions of Travercent and Askida.
Business acquisitions and integration costs amounted to $4.6 million for the year ended March 31, 2020, representing a decrease of $1.2 million, from $5.8 million for the year ended March 31, 2019. Decreased acquisition costs of $2.9 million were partially offset by an increase of $1.7 million in integration costs related to the acquisition of Edgewater, consisting mainly of professional fees and retention and severance costs.
9.4.4Depreciation
Depreciation totaled $0.9 million for the three months ended March 31, 2020, compared to $0.3 million for the three months ended March 31, 2019. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.5 million for the three months ended March 31, 2020, representing an increase of $0.2 million, from $0.3 million for the three months ended March 31, 2019. Due to the adoption of IFRS 16 – Leases, depreciation related to right-of-use assets amounted to $0.5 million for the three months ended March 31, 2020. As IFRS 16 – Leases was applied using a modified retrospective approach, no amount was recognized for the three months ended March 31, 2019.
Depreciation totaled $3.4 million for the year ended March 31, 2020, compared to $1.0 million for the year ended March 31, 2019. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |20

Depreciation related to property and equipment amounted to $1.3 million for the year ended March 31, 2020, representing an increase of $0.3 million, from $1.0 million for the year ended March 31, 2019. Due to the adoption of IFRS 16 – Leases, depreciation related to right-of-use assets amounted to $2.1 million for the year ended March 31, 2020. As IFRS 16 – Leases was applied using a modified retrospective approach, no amount was recognized for the year ended March 31, 2019. For more details regarding the adoption of IFRS 16 – Leases, refer to section 16.1 of this document.
9.4.5Amortization of Intangibles
Amortization of intangibles increased by $0.8 million, to $3.5 million for the three months ended March 31, 2020, from $2.7 million for the three months ended March 31, 2019. These costs consisted primarily of amortization of customer relationships recognized on acquisitions. Amortization of intangibles increased by $3.2 million, to $11.3 million for the year ended March 31, 2020, from $8.1 million for the year ended March 31, 2019.
Alithya amortizes customer relationships over a period of three to ten years and recorded $2.5 million and $2.4 million of customer relationship amortization expense for the three months ended March 31, 2020 and 2019, respectively. Alithya recorded $10.1 million of customer relationship amortization expense for the year ended March 31, 2020, an increase of $2.5 million, or 32.7%, from $7.6 million for the year ended March 31, 2019. The increase was related primarily to the amortization expense on the customer relationships recognized from the acquisition of Edgewater.
9.4.6Foreign Exchange Gain
Foreign exchange gain was immaterial for the three-month and twelve-month periods ended March 31, 2020 and 2019.
9.4.7Impairment of Intangibles and Goodwill
An impairment loss of $13.3 million was recognized as at March 31, 2020 for the tradenames related to the EPM and the ERP US operations, both stemming from the Edgewater Transaction. The recoverable amount of the asset is its value-in-use, as determined by management. The continued development and promotion of the Alithya tradename, and its resulting increased recognition and value, has reduced the use, relative importance and value, of the Company’s past acquisitions’ historical tradenames. The tradenames will nevertheless continue to be registered and protected, where appropriate, for competitive considerations. For the year ended March 31, 2019, no impairment was recognized.
The Company has performed its annual goodwill impairment testing, on March 31, 2020, in the context of the COVID-19 pandemic and the significantly increased uncertainty surrounding global economic conditions in general, and the outlook of the Company’s clients’ different markets and industries in particular. As a result, the Company recorded a total goodwill impairment of $14.7 million. The immediate and long-term impacts of the COVID-19 pandemic, including related government and central bank interventions are unknown at this time and any estimate thereof is subject to significant uncertainty. The effects of the pandemic may therefore differ from those used in the impairment calculations. The Group completed an annual impairment test as at March 31, 2019 and concluded no impairment occurred.
For more details on impairment testing of intangibles and goodwill, refer to section 15.6 of this document.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |21

9.5Other Income and Expenses
9.5.1Financial Expenses
Financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Interest on long-term debt	275	125	1,155	687
Interest and financing charges	61	452	306	1,202
Interest on lease liabilities	98	—	375	—
Amortization of finance costs	48	8	231	144
Interest accretion on balances of purchase payable	191	37	318	211
Interest income	(5)	—	(38)	(3)
	668	622	2,347	2,241

Financial expenses amounted to $0.7 million and $0.6 million for the three months ended March 31, 2020 and 2019, respectively. They were mainly driven by interest on long-term debt and interest accretion on balances of purchase payable during the three months ended March 31, 2020, and by interest and financing charges and interest on long-term debt during the three months ended March 31, 2019.
Financial expenses amounted to $2.3 million and $2.2 million for the years ended March 31, 2020 and 2019, respectively. They were mainly driven by interest on long-term debt and interest and financing charges, and, specifically for the year ended March 31, 2020, by interest on lease liabilities due to the adoption of IFRS 16.
9.5.2Income Taxes
Income tax recovery was $0.7 million for the three months ended March 31, 2020, representing an increase of $0.5 million, from a recovery of $0.2 million for the three months ended March 31, 2019, due primarily to an increase in tax losses in Alithya’s loss position entities.
Income tax recovery was $3.0 million for the year ended March 31, 2020, representing an increase of $0.1 million, or 4.0%, from a recovery of $2.9 million for the year ended March 31, 2019, due primarily to an increase in tax losses in Alithya’s loss position entities.
9.6Net Loss and Loss per Share
Alithya’s net loss for the three months ended March 31, 2020 was $34.0 million, an increase of $31.2 million, from $2.7 million for the three months ended March 31, 2019. The impairment charge accounted for $28.0 million of the increased loss. The increase was also driven by decreased EBITDA, increased amortization of intangibles and depreciation, and increased income tax recovery in the three months ended March 31, 2020, compared to the three months ended March 31, 2019. On a per share basis, this translated into a basic and diluted net loss per share of $0.59 for the three months ended March 31, 2020, compared to a net loss of $0.05 for the three months ended March 31, 2019.
Alithya’s net loss for the year ended March 31, 2020 was $39.7 million, an increase of $27.2 million, from $12.5 million for the year ended March 31, 2019. The impairment charge accounted for $28.0 million of the increased loss. The increase was also the result of increased EBITDA, increased amortization of intangibles and depreciation, and increased income tax recovery in the year ended March 31, 2020, compared to the year ended March 31, 2019. On a per share basis, this
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |22

translated into a basic and diluted net loss per share of $0.70 for the year ended March 31, 2020, compared to a net loss of $0.34 for the year ended March 31, 2019.
10. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Revenues	73,181	72,643	279,007	209,478
Net loss	(33,975)	(2,730)	(39,667)	(12,475)
Financial expenses	668	622	2,347	2,241
Income tax recovery	(699)	(225)	(2,965)	(2,851)
Depreciation	894	324	3,368	980
Amortization of intangibles	3,480	2,663	11,278	8,092
Impairment of intangibles and goodwill	28,036	—	28,036	—
EBITDA(1)	(1,596)	654	2,397	(4,013)
EBITDA Margin(1)	(2.2)%	0.9%	0.9%	(1.9)%
Adjusted for:
Gain on sale of subsidiary	—	—	(681)	—
Foreign exchange gain	(158)	(147)	(161)	(144)
Share-based compensation	1,685	667	3,551	2,249
Business acquisitions and integration costs	1,173	592	4,637	5,818
Premise relocation expenses	126	—	330	—
Severance	384	53	554	652
Internal ERP systems implementation	401	408	1,165	1,647
Adjusted EBITDA(1)	2,015	2,227	11,792	6,209
Adjusted EBITDA Margin(1)	2.8%	3.1%	4.2%	3.0%

1 Non-IFRS measure. See “Non-IFRS Measures” above.
* Certain figures have been reclassified to conform to the current three-month and twelve-month presentation.
EBITDA amounted to a loss of $1.6 million for the three months ended March 31, 2020, representing a decrease of $2.3 million, from a positive EBITDA of $0.7 million for the three months ended March 31, 2019. EBITDA Margin was equal to (2.2)% for the three months ended March 31, 2020, compared to 0.9% for the three months ended March 31, 2019.
Adjusted EBITDA amounted to $2.0 million for the three months ended March 31, 2020, representing a decrease of $0.2 million, or 9.6%, from $2.2 million for the three months ended March 31, 2019. The positive contribution from the acquisitions of Travercent, Matricis Informatique and Askida, increased margins from higher value business and a positive impact of $0.5 million from the adoption of IFRS 16 – Leases, were offset by a combination of recurring and non-recurring expenses related to expanding the business and the initial impact of COVID-19. Adjusted EBITDA Margin was 2.8% for the three months ended March 31, 2020, compared to 3.1% for the three months ended March 31, 2019.
EBITDA amounted to $2.4 million for the year ended March 31, 2020, representing an increase of $6.4 million, from a loss of $4.0 million for the year ended March 31, 2019. EBITDA Margin was equal to 0.9% for the year ended March 31, 2020, compared to (1.9)% for the year ended March 31, 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |23

Adjusted EBITDA amounted to $11.8 million for the year ended March 31, 2020, representing an increase of $5.6 million, or 90.1%, from $6.2 million for the year ended March 31, 2019. The positive contribution from the acquisitions of Edgewater Technology, Travercent, Matricis Informatique and Askida, increased margins from higher value business and a positive impact of $2.1 million from the adoption of IFRS 16 – Leases, were partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business, as well as some initial impacts of COVID-19. Adjusted EBITDA Margin was equal to 4.2% for the year ended March 31, 2020, compared to 3.0% for the year ended March 31, 2019.
11. Liquidity and Capital Resources
11.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and twelve months ended March 31, 2020 and 2019:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2020	2019	2020	2019
	$	$	$	$
Net cash from (used in) operating activities	(2,971)	(6,915)	8,692	(19,573)
Net cash from (used in) investing activities	(8,095)	(1,586)	(18,204)	21,996
Net cash from (used in) financing activities	(1,214)	6,050	4,942	(5,623)
Effect of exchange rate changes	1,299	(195)	579	1,536
Net change in cash	(10,981)	(2,646)	(3,991)	(1,664)
Cash at the beginning of the period	19,791	15,447	12,801	14,465
Cash at the end of the period	8,810	12,801	8,810	12,801

11.2Cash Flows from (Used in) Operating Activities
For the three months ended March 31, 2020, net cash used in operating activities was $3.0 million, representing an improvement of $3.9 million, from $6.9 million of cash used for the three months ended March 31, 2019. The cash flows for the three months ended March 31, 2020 resulted primarily from the net loss of $34.0 million, plus $33.4 million of non-cash adjustments to the net loss consisting primarily of impairment of intangibles and goodwill and depreciation and amortization, partially offset by deferred taxes, and $2.4 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2019 resulted primarily from the net loss of $2.7 million, plus $2.9 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, and $7.1 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $2.4 million during the three months ended March 31, 2020 consisted primarily of a $3.9 million increase in accounts receivable and other receivables, a $1.1 million decrease in deferred revenue, and a $0.2 million increase in tax credits receivable, partially offset by a $2.3 million decrease in unbilled revenue, a $0.3 million decrease in prepaids, and a $0.2 million decrease in income taxes receivable. For the three months ended March 31, 2019, unfavorable changes in non-cash working capital items of $7.1 million consisted primarily of a $6.6 million increase in accounts receivable and other receivables, a $1.1 million increase in tax credits receivable, a $0.4 million increase in prepaids and a $0.3 million increase in unbilled revenue, partially offset by a $1.4 million increase in accounts payable and accrued liabilities.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |24

For the year ended March 31, 2020, net cash from operating activities was $8.7 million, representing an increase of $28.3 million, from $19.6 million of cash used for the year ended March 31, 2019. The cash flows for the year ended March 31, 2020 resulted primarily from the net loss of $39.7 million, plus $42.6 million of non-cash adjustments to the net loss consisting primarily of impairment of intangibles and goodwill, depreciation and amortization and share-based compensation, partially offset by the gain on the divestiture of Alithya UK and deferred taxes, and $5.7 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the year ended March 31, 2019 resulted primarily from the net loss of $12.5 million, plus $7.7 million of non-cash adjustments to the net loss including depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $14.8 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $5.7 million during the year ended March 31, 2020 consisted primarily of a $7.6 million decrease in accounts receivable and other receivables, a $2.2 million decrease in unbilled revenue, a $0.4 million increase in deferred revenue and a $0.4 million decrease in prepaids, partially offset by a $4.7 million decrease in accounts payable and accrued liabilities and a $0.4 million increase in income taxes receivable. For the year ended March 31, 2019, unfavorable changes in non-cash working capital items of $14.8 million consisted primarily of a $9.8 million decrease in accounts payable and accrued liabilities, a $5.1 million increase in accounts receivable and other receivables, a $1.3 million increase in prepaids and a $0.6 million increase in tax credits receivable, partially offset by a $1.1 million decrease in unbilled revenue, and a $0.7 million decrease in income taxes receivable.
11.3Cash Flows from (Used in) Investing Activities
For the three months ended March 31, 2020, net cash used in investing activities was $8.1 million, representing an increase of $6.5 million, from $1.6 million of cash used for the three months ended March 31, 2019. The cash used in the three months ended March 31, 2020 resulted primarily from the acquisition of Askida and purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate teleworking due to COVID-19. In comparison, the cash used in the three months ended March 31, 2019 resulted primarily from purchases of short-term deposits and purchases of property and equipment as part of the ordinary course of business.
For the year ended March 31, 2020, net cash used in investing activities was $18.2 million, representing a decrease of $40.2 million, from $22.0 million of cash generated for the year ended March 31, 2019. The cash flows for the year ended March 31, 2020 resulted primarily from the acquisitions of Matricis Informatique, Travercent and Askida and purchases of property and equipment mainly related to the relocation of certain office premises. In comparison, the cash generated in the year ended March 31, 2019 resulted primarily from the cash acquired in the Edgewater Transaction, partially offset by purchases of property and equipment and intangibles as part of the ordinary course of business and purchases of short-term deposits.
11.4  Cash Flows from (Used in) Financing Activities
For the three months ended March 31, 2020, net cash used in financing activities was $1.2 million, representing a decrease of $7.3 million, from $6.1 million of cash generated for the three months ended March 31, 2019. The cash flows for the three months ended March 31, 2020 resulted primarily from $21.1 million in long-term debt repayments and $3.2 million in line of credit repayments, partially offset by $23.4 million in proceeds from long-term debt, net of related transaction costs. In comparison, the cash generated for the three months ended March 31, 2019 resulted primarily from $26.8 million in proceeds from long-term debt, net of related transaction costs, partially offset by $18.4 million in net repayments under a line of credit and $2.6 million in long-term debt repayments.
For the year ended March 31, 2020, net cash from financing activities was $4.9 million, representing an increase of $10.6 million, from $5.6 million of cash used for the year ended March 31, 2019. The cash flows for the year ended March 31, 2020 resulted primarily from $64.1 million in proceeds from long-term debt, net of related transaction costs, partially offset by $54.4 million in long-term debt repayments and $3.2 million in line of credit repayments. In comparison, the cash flows for the year ended March 31, 2019 resulted primarily from $40.5 million in net repayments under a line of credit, $24.0 million in
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |25

dividends paid in connection with the Edgewater Transaction and $20.4 million in long-term debt repayments, partially offset by $50.0 million in proceeds from the issuance of shares as part of a private placement and $29.5 million in proceeds from long-term debt, net of related transaction costs.
11.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.
In the context of COVID-19, governments in certain jurisdictions offer a number of financial assistance programs. The Company keeps track of such programs in order to verify its eligibility, on an ongoing basis. As such, certain subsidiaries of the Company are benefiting from certain programs in Canada, the US and France (refer to section 13 of this document).
11.6 Long-Term Debt and Net Bank Borrowing
Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which can be drawn in Canadian and US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.
Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants. As at March 31, 2020, Alithya was in compliance with its financial covenants.
On June 18, 2020, the Credit Facility was amended to reflect new covenant definitions, the Paycheck Protection Program (the “PPP”) loan received on May 5, 2020 (refer to section 13 of this document), a temporary minimum availability test, certain other COVID-19 considerations, as well as certain other administrative clarifications. In addition, the maximum applicable margin for the Canadian and US prime rate advances increased from 0.75% to 1.50%, and maximum applicable margin for bankers’ acceptances and LIBOR advances increased from 2.00% to 2.75%. The financial covenants associated with the Credit Facility were eased as part of the amendment.
As at March 31, 2020, cash amounted to $8.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, and $38.0 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2019, cash amounted to $12.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, short-term deposits totaled $1.3 million, and $24.9 million was drawn under the Credit Facility and classified as long-term debt.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |26

The following table reconciles long-term debt to net bank borrowing:

As at	March 31,	March 31,
(in $ thousands)	2020	2019
	$	$
Current portion of long-term debt	1,143	1,000
Long-term debt	52,086	27,305
Total long-term debt	53,229	28,305
Less:
Balances of purchase payable	15,609	3,765
Unamortized transaction costs	(342)	(409)
Cash	8,810	12,801
Short-term deposits	—	1,324
Restricted cash	2,212	2,165
	26,289	19,646
Net Bank Borrowing(1)	26,940	8,659

(1) Non-IFRS measure. See “Non-IFRS Measures” above.
During the year ended March 31, 2020, Alithya increased its net bank borrowing primarily in order to fund acquisitions, including the cash portion of the purchase price, acquisition-related costs and the repayment of debt acquired.
11.7 Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities, as well as minimum payments on leases and contracted expenditures for operating commitments:

As at	March 31, 2020
(in $ thousands)	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	28,970	28,970	28,970	—	—	—
Credit Facility	37,615	39,775	1,178	38,597	—	—
Balances of purchase payable, non-interest bearing	15,609	17,006	1,000	3,259	12,747	—
Other (included in long-term debt)	347	347	126	101	120	—
Lease liabilities	13,232	16,091	2,020	2,018	6,464	5,589
Operating Leases	—	4,809	351	468	1,404	2,586
Operating commitments	—	3,822	2,600	1,193	29	—
	95,773	110,820	36,245	45,636	20,764	8,175

11.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating leases for certain premises that do not meet the right-of-use asset and lease liability recognition criteria and operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 13 of the consolidated financial statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2019 outside of Alithya’s ordinary course of business.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |27

12. Share Capital and Dividends
In the context of the discussion on share capital and dividends, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
12.1Authorized
As at March 31, 2020 and 2019, the Company had an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and
•Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.
On October 31, 2018 the Company amended its articles in order to change its authorized capital from an unlimited number of common shares, without par value, to an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of preferred shares, all without par value. The sole common share previously issued for cash consideration of $1.00 was cancelled.
Prior to October 31, 2018, Old Alithya had an unlimited number of shares without par value as follows:
•Classes A, A CRCD and A IQ shares, voting and participating, ranking pari passu;
•Classes A CRCD and A IQ, convertible into Class A shares;
•Class AA shares, super voting (10 votes per share) and participating;
•Class B shares, non-voting and non-participating, non-cumulative, discretionary, variable dividend, retractable at the paid-up capital amount;
•Class C shares, non-voting and non-participating, non-cumulative dividend from 0% to 15%, retractable at the paid-up capital amount;
•Class D shares, non-voting and non-participating, non-cumulative dividend from 0% to 15%, retractable at the paid-up capital amount;
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |28

•Class E shares, non-voting and non-participating, dividend payable upon death of the holder from the life insurance capital dividend account;
•Class F shares, super voting (100 votes per share) and non-participating, non-cumulative dividend from 0% to 15%, retractable or upon death of the holder at the paid-up capital amount;
•Class G shares, super voting (10 votes per share) and participating;
•Class H shares, non-voting and non-participating, preferred cumulative dividend at an annual rate of 10%, redeemable or mandatorily retractable five years after issuance;
•Class I shares, non-voting and non-participating, preferred cumulative quarterly dividend at a rate equal to the Bank of Canada prime rate effective on January 1 of each year, redeemable quarterly over a five years period as of the date of issue, at an annual rate of 20%, at the issue price, convertible into Class A shares;
•Class J shares, voting and participating, preferred cumulative dividend at an annual rate of 10%, convertible into Class A shares at the holder's option;
•Class K shares, voting and participating, preferred cumulative dividend at an annual rate of 4% of the paid up capital amount at the issue date, convertible into Class A shares at the holder's option; and
•Class L shares, voting and participating, preferred cumulative dividend at an annual rate of 4% of the paid up capital amount at the issue date, convertible into Class A shares at the holder's option.
12.2Issued
During the year ended March 31, 2020, the following transactions occurred:
•As part of the Matricis Acquisition, 473,646 Subordinate Voting Shares, with a total value of $1,800,000, were issued as partial settlement of the acquisition ;
•As part of the Travercent Acquisition,1,274,510 Subordinate Voting Shares, with a total value of $3,870,000, were issued as partial settlement of the acquisition;
•As part of the Askida Acquisition, 600,384 Subordinate Voting Shares, with a total value of $2,172,500, were issued as partial settlement of the acquisition;
•53,987 stock options were exercised and 53,987 Subordinate Voting Shares were issued with an approximate value of $201,000, for cash consideration of $165,000, with $36,000 reclassified from contributed surplus; and
•5,514 deferred share units ("DSU") were settled and 5,514 Subordinate Voting Shares were issued with an approximate value of $23,000, reclassified from contributed surplus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |29

As at March 31, 2020, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
As at March 31, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	—	407	—	—
Business acquisition of Matricis	473,646	1,800	—	—
Business acquisition of Alithya Travercent	1,274,510	3,870	—	—
Business acquisition of Askida	600,384	2,173	—	—
Exercise of stock options	53,987	201	—	—
Settlement of DSU	5,514	23	—	—
As at March 31, 2020	50,904,533	191,820	7,168,984	3,515

In addition, during the year ended March 31, 2020, the following share-based compensation was recognized:
•In relation to the Subordinate Voting Shares, to be issued as part of the Matricis Acquisition, an amount of $550,000;
•In relation to the Subordinate Voting Shares, to be issued as part of the Travercent Acquisition, an amount of $272,000;
•In relation to the Subordinate Voting Shares, to be issued as part of the Askida Acquisition, an amount of $639,000;
•As part of a previous year’s business acquisition, Alithya Digital Technology Corporation ("ADT"), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2020 was $326,000; and
•As part of a previous year’s business acquisition, Pro2p Services Conseils Inc. (“Pro2p”), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2020 was $81,000.
During the year ended March 31, 2019, the following transactions occurred:
Due to restrictions imposed on Old Alithya in connection with the Edgewater Transaction, it was determined that Old Alithya could not fairly issue or repurchase securities of its share capital nor determine the fair market value thereof. The private placement, having been completed with third party investors could be a reasonable reference for the fair market value of the shares, at a price of $4.50 per share. On October 31, 2018, immediately prior to the Edgewater Transaction, Old Alithya completed the following transactions settling outstanding obligations, at a price of $4.50 per share, being the price of the private placement:
•Accumulated dividends on the Class K and L shares were declared and paid through the issuance of 103,704 and 44,444 Class A shares, respectively having a stated value of $466,667 and $200,000, in the aggregate, respectively;
•The issuance of 68,615 Class AA shares and 307,230 Class A shares in respect of the settlement of obligations, amounting to $308,769 and $1,384,421, respectively, owed as employee compensation, professional services rendered and employee share purchase plan; and
•The repurchase, from past employees, of 95,970 Class A shares, having a stated value of $251,615 in aggregate, for cash consideration of $431,752, with the difference resulting in a premium on share redemption of $180,137 recorded to deficit.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |30

In addition, Old Alithya completed the following transactions:
•Accumulated dividends, on October 31, 2018, on the Class J shares were declared and paid, in cash, for the aggregate amount of $1,864,383; and
•Under the private placement, 11,736,055 Class A shares of Old Alithya were issued for cash consideration of $52,812,248. The Company incurred share issue costs in the amount of $2,764,885, net of deferred income taxes of $714,000.
The transaction activity related to the Class A and AA shares of Old Alithya for the period from April 1, 2018 to October 31, 2018 is summarized as follows:

As at	October 31, 2018
	Class A		Class AA
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance (Old Alithya balance)	12,009,378	30,948	7,100,369	3,206
Issued in relation to dividends and employee compensation	455,378	2,051	68,615	309
Issued for private placement	11,736,055	50,761	—	—
Redeemed	(95,970)	(252)	—	—
Share-based compensation on shares vested during the period, issued on business acquisitions	—	807	—	—
Ending balance	24,104,841	84,315	7,168,984	3,515

On November 1, 2018, all the issued and outstanding shares of Old Alithya were cancelled and automatically exchanged on a one for one basis into Subordinate Voting Shares and Multiple Voting Shares of the Company, summarized as follows:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Class A	24,104,841	84,315	—	—
Class A CRCD	1,773,212	5,250	—	—
Class A IQ	1,637,204	4,847	—	—
Class AA	—	—	7,168,984	3,515
Class J	1,742,342	5,000	—	—
Class K	1,182,164	3,500	—	—
Class L	506,642	1,500	—	—
Ending balance before business acquisition	30,946,405	104,412	7,168,984	3,515
Subordinate Voting Shares issued on business acquisition	17,458,348	78,364	—	—
Ending balance	48,404,753	182,776	7,168,984	3,515

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |31

The transaction activity related to the Subordinate Voting Shares and Multiple Voting Shares of the Company for the period November 2, 2018 to March 31, 2019 is summarized as follows:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance (New Alithya balance after conversion)	48,404,753	182,776	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	—	268	—	—
Exercise of stock options	91,739	302	—	—
Ending balance	48,496,492	183,346	7,168,984	3,515

In addition, during the year ended March 31, 2019, the following share-based compensation was recognized:
•As part of a previous year’s business acquisition of ADT, Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2019 was $815,000; and
•As part of a previous year’s business acquisition of Pro2p, Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2019 was $260,000.
12.3Dividends
The Company did not declare dividends during the year ended March 31, 2020.
Old Alithya declared the following dividends during the period April 1, 2018 to October 31, 2018:

Year ended	March 31,
(in $ thousands)	2019	2018
Class J	1,864	—
Class K	467	—
Class L	200	—
Total	2,531	—

As at March 31, 2018, dividends in arrears totaled $1,571,233 in connection with the Class J shares, $385,000 in connection with the Class K shares and $165,000 in connection with the Class L shares.
12.4Share Purchase Plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |32

12.5Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
12.6 Stock Options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX and NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options are to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following table presents information concerning stock option activity for the respective years:

Year ended	March 31, 2020		March 31, 2019		March 31, 2018
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		$		$		$
Beginning balance	2,623,542	3.80	1,296,660	2.66	1,040,160	2.36
Granted	970,500	3.63	680,000	4.48	314,000	3.80
Deemed issuance of replacement options on business acquisition	—	—	910,461	5.17	—	—
Forfeited	(137,151)	4.88	(170,946)	5.82	(55,000)	3.12
Expired	(230,615)	3.66	(894)	2.66	—	—
Exercised	(53,987)	3.10	(91,739)	2.66	(2,500)	2.21
Ending balance	3,172,289	3.72	2,623,542	3.80	1,296,660	2.66
Exercisable at year end	1,513,789	3.43	1,478,542	3.60	788,160	2.15

Included in the 1,513,789 and 1,478,542 of stock options exercisable as at March 31, 2020 and 2019, respectively, 863,160 stock options are available to purchase Multiple Voting Shares.
During the year ended March 31, 2020, the Company issued the following stock options:
•On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and US$2.76, respectively;
•On August 16, 2019, Alithya issued 85,000 and 95,000 stock options, to purchase a total of 180,000 Subordinate Voting Shares, subject to terms set out in the grant letters at a weighted average exercise price of $3.65 and US$2.78, respectively; and
•On December 18, 2019, Alithya issued 165,000 stock options, to purchase a total of 165,000 Subordinate Voting Shares subject to terms set out in the grant letters at an exercise price of US$2.64.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |33

The weighted average share price per share of the stock options exercised was $3.85.
During the year ended March 31, 2019, the Company issued the following stock options:
•On November 1, 2018, concurrent with the closing of the Edgewater Transaction, and during the period, November 2, 2018 to March 31, 2019, Alithya issued 660,000 and 20,000 stock options, respectively, to purchase 660,000 and 20,000 Subordinate Voting Shares, respectively, subject to terms set out in the grant letters at an exercise price of $4.50 and $3.90, respectively.
The weighted average share price per share of the stock options exercised at the date of exercise was $3.75 (2018 – $3.80).
The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2020		March 31, 2019		March 31, 2018
Exercise price (CAD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.90	363,160	2.45	363,160	3.45	363,160	4.50
1.92	100,000	2.00	100,000	3.00	100,000	4.50
2.21	115,000	4.02	115,000	5.03	115,000	6.00
2.46	100,000	3.00	100,000	4.00	100,000	5.00
2.87	120,000	5.09	120,000	6.09	120,000	7.00
2.96	186,000	6.01	188,500	7.01	192,000	8.00
3.29	2,000	6.67	4,000	7.67	4,000	8.70
3.64	418,000	9.23	—	—	—	—
3.65	85,000	2.38	—	—	—	—
3.80	249,500	7.14	262,500	8.16	302,500	9.16
3.90	20,000	8.88	20,000	9.89	—	—
4.50	463,000	8.59	503,500	9.59	—	—
	2,221,660	6.12	1,776,660	6.63	1,296,660	6.52

As at	March 31, 2020		March 31, 2019
Exercise price range (USD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
2.26 to 3.85	599,960	7.98	415,766	4.04
3.86 to 4.45	23,240	1.74	44,096	2.81
4.59 to 4.85	154,141	1.10	198,834	2.12
4.90 to 5.45	173,288	2.42	188,186	3.39
	950,629	5.70	846,882	3.38

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |34

12.7Deferred Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than the date that is six months after the termination date for eligible US participants.
During the year ended March 31, 2020, the Company issued the following fully vested DSU:
•On September 30, 2019, December 31, 2019 and March 31, 2020, 20,937, 22,299 and 53,370 fully vested DSU, respectively, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.97, $3.66 and $2.63, respectively, per DSU, for an aggregate fair value of $83,120, $81,614 and $140,363, respectively. The amounts have been recorded in share-based compensation expense.
During the year ended March 31, 2019, the Company issued the following fully vested DSU:
•On November 1, 2018, concurrent with the closing of the Edgewater Transaction, 25,928 fully vested DSU in aggregate, were granted to non-employee directors of the Company at a fair value of $4.50 per DSU for an aggregate fair value of $116,676. The amount has been recorded in share-based compensation expense; and
•On March 26, 2019, 23,865 fully vested DSU in aggregate, were granted to non-employee directors of the Company at a fair value of $3.85 per DSU for an aggregate fair value of $91,880. The amount has been recorded in share-based compensation expense.
12.8Share-Based Compensation
The number of Alithya stock options granted to employees during the year, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Year ended	March 31,
(in $ thousands, except for per share data)	2020	2019	2018
Compensation expense related to the options granted	318	141	289
Number of stock options granted	970,500	680,000	314,000
Weighted average fair value of options granted	$1.13	$1.54	$1.50
Aggregate fair value of options granted	1,096	1,045	470
Weighted average assumptions
Share price	$3.63	$4.48	$3.80
Exercise price	$3.63	$4.48	$3.80
Risk-free interest rate	1.79%	2.42%	1.07%
Expected volatility*	30%	30%	35%
Dividend yield	—	—	—
Expected option life (years)	5.7	6.1	7.5
Vesting conditions – time (years)	2.7	3.3	3.0

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |35

13. Subsequent Events
COVID-19
COVID-19 has created unprecedented uncertainty in the global economy and to Alithya’s business, most of its customers not being much impacted while others facing significant challenges. Of note, the Group and many of its customers operate in sectors which have been declared to be essential or priority services by the Quebec and Ontario governments.
The Group continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and address the challenges and opportunities posed by this global pandemic. The Group and its employees have transitioned to working remotely, relatively seamlessly, allowing Alithya to continue supporting its customers without material disruption.
This outbreak has had impacts on Alithya’s business, with disruptions to its operations, including temporary office closures, reduced activity with certain clients, slower procurement decisions in some cases, and possible changes to customers’ spending and investment priorities.
While the extent and the duration of the impacts of COVID-19 remain uncertain, the Group has to date implemented several measures to protect its financial position and preserve liquidity, and strict cost containment measures including management salary reductions, and reduced work weeks and temporary layoffs for a limited number of employees, some of which have returned to normal as of today.
Government programs
As a result of the COVID-19 pandemic, on May 5th, 2020, certain US subsidiaries of the Company were accepted under the PPP of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6,300,000 ($8,900,000). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments for the initial six months of the loan, with respect to any portion of the Notes which is not forgiven as described below.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP. Such forgiveness will be determined, subject to limitations and ongoing rule making by the SBA, based on the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. While there is no assurance the Company will obtain forgiveness of the PPP loan in whole or in part, the Company intends to use the proceeds of the Notes for qualifying expenses.
Certain subsidiaries within the Group have applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable. In June 2020, the subsidiaries applied for $1,471,000 of subsidy funding under the CEWS program for the period of March 15, 2020 to May 9, 2020, of which $446,000 was recorded as of March 31, 2020.
Alithya Consulting SAS, a subsidiary located in France, received approximately €170,000 ($260,000) pursuant to the French government’s partial activity program, representing two months of salary assistance. The program is subject to certain annual limits per employee.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |36

14. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2019	2019	2019	2019	2020
Revenues	41,574	37,093	58,168	72,643	72,218	67,363	66,245	73,181
Cost of revenues	32,718	29,372	41,721	51,391	51,041	46,680	46,084	52,228
Gross margin	8,856	7,721	16,447	21,252	21,177	20,683	20,161	20,953
	21.3%	20.8%	28.3%	29.3%	29.3%	30.7%	30.4%	28.6%
Operating expenses
Selling, general and administrative expenses	8,066	7,949	16,447	20,153	18,927	18,576	17,745	21,534
Business acquisitions and integration costs	1,015	1,033	3,178	592	674	1,416	1,374	1,173
Depreciation	221	197	238	324	786	810	878	894
Amortization of intangibles	1,495	1,489	2,445	2,663	2,551	2,531	2,716	3,480
Foreign exchange expense (gain)	32	(86)	57	(147)	54	(87)	30	(158)
Impairment of intangibles and goodwill	—	—	—	—	—	—	—	28,036
	10,829	10,582	22,365	23,585	22,992	23,246	22,743	54,959
Operating loss	(1,973)	(2,861)	(5,918)	(2,333)	(1,815)	(2,563)	(2,582)	(34,006)
Financial expenses	532	545	542	622	621	450	608	668
Gain on sale of subsidiary	—	—	—	—	—	—	(681)	—
Loss before income taxes	(2,505)	(3,406)	(6,460)	(2,955)	(2,436)	(3,013)	(2,509)	(34,674)
Income tax recovery	(309)	(1,283)	(1,034)	(225)	(889)	(683)	(694)	(699)
Net loss	(2,196)	(2,123)	(5,426)	(2,730)	(1,547)	(2,330)	(1,815)	(33,975)
Basic and diluted loss per share	(0.09)	(0.09)	(0.12)	(0.05)	(0.03)	(0.04)	(0.03)	(0.59)

* Certain figures have been reclassified to conform to the current three-month and twelve-month presentation.
Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
15. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
Alithya’s significant accounting policies are fully described in Note 2 of Alithya’s annual audited consolidated financial statements. Management believes the critical accounting policies described below reflect the more significant estimates and assumptions used in the preparation of Alithya’s consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |37

Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets.
Due to the pandemic and the significantly increased uncertainty surrounding global economic conditions in general, and the outlook of the Company’s clients’ different markets and industries in particular, the Group has made revisions to estimates and assumptions used in the determination of impairment of goodwill to reflect the increased uncertainty and risks.
As the situation is dynamic and the impact of COVID-19 on the Group’s operations and financial conditions will be impacted by the duration of government-mandated measures and overall customer demand, revisions may be required in future periods to estimates and assumptions. Although management expects COVID-19 related disruptions to continue during fiscal 2021, management believes that the Group’s long-term estimates and assumptions do not require further revisions, however we continue to monitor and evaluate the situation and its impact on the Group’s business.
15.1Revenue Recognition, Unbilled Revenue and Deferred Revenue
The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.
To determine whether to recognize revenue, the Group follows a 5-step process:
•Identifying the contract with a customer;
•Identifying the performance obligations;
•Determining the transaction price;
•Allocating the transaction price to the performance obligations; and
•Recognizing revenue when/as performance obligation(s) are satisfied.
The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers.
The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.
Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |38

Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized as the services are rendered.
Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.
Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.
Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.
Software revenue - Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Group created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.
Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.
The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling price for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has established standalone selling price for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has established standalone selling price for software through consistent stated rates for software components. The Group has established standalone selling price for maintenance based on observable prices for standalone renewals.
15.2Business Combinations
The Group accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |39

expensed as incurred. The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.
15.3Government Assistance – Tax Credits
Certain subsidiaries are eligible for research and development (“R&D”) activities and tax credits for the development of e-business. These tax credits are accounted for as government assistance, following the income approach. Under this method, tax credits are recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Tax credits related to operating expenditures are then recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset.
The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the tax authorities.
The ultimate tax treatment is only determinable once a notice of assessment is issued by the relevant taxation authority and payment has been received. Any differences arising between the final resolution and the original assumptions made may result in adjustments to the tax credits receivable and income tax expense in subsequent periods.
Alithya recognized amounts of $1.3 million and $4.8 million as reductions of cost of sales for the three-month and twelve-month periods ended March 31, 2020, respectively, in connection with the tax credits, compared to $1.1 million and $3.7 million for the three-month and twelve-month periods ended March 31, 2019, respectively.
15.4Intangibles
Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method over their estimated useful lives.
The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
Net intangible assets amounted to $51.8 million at March 31, 2020 and $47.6 million at March 31, 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |40

15.5Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
Goodwill amounted to $77.6 million at March 31, 2020 and $79.6 million at March 31, 2019.
15.6Impairment of Property and Equipment, Intangibles and Goodwill
Timing of impairment testing
The carrying amounts of the Group's property and equipment, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the impairment is tested at least annually, typically as at March 31.
Impairment testing
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated earnings. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis not beyond the highest of:
•The fair value less costs of disposal; and
•Value in use of the individual asset, if determinable.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Alithya performed its annual impairment test at March 31, 2020 using the approach described above and recorded an impairment charge on intangibles and goodwill of $28.0 million.
15.7Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of litigation and claim provisions
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |41

arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.
In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.
Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
Provisions amounted to $0.5 million at March 31, 2020 and $0.2 million at March 31, 2019.
15.8Income Taxes
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax assets amounted to $4.7 million and deferred tax liabilities amounted to $4.1 million at March 31, 2020, compared to $2.9 million and $2.0 million, respectively, at March 31, 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |42

15.9Translation of Foreign Currencies
The Group’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency, are reflected in the consolidated statements of operations.
Foreign operations
In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. Upon consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Goodwill and fair value adjustments arising from the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to the consolidated statements of operations and are recognized as part of the gain or loss on disposal.
Alithya recognized a cumulative translation adjustment on consolidation of its foreign subsidiaries, in other comprehensive income in the amounts of $7.1 million and $4.7 million for the three-month and twelve-month periods ended March 31, 2020, respectively, compared to $(2.0) million and $0.9 million for the three-month and twelve-month periods ended March 31, 2019.
16. New Standards and Interpretations Adopted as at April 1, 2019
16.1IFRS 16 – Leases
Adoption
IFRS 16 - Leases replaces IAS 17 - Leases along with three interpretations (IFRIC 4 - Determining whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease). The new standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16, if any, being recognized in equity as an adjustment to the opening balance of deficit for the current period. Prior periods have not been restated.
In applying IFRS 16 – Leases for the first time, the Group has used the following practical expedients permitted by the standard:
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |43

•applying the definition of a lease from IAS 17 and IFRIC 4, for contracts in place at the date of the initial application, and has not applied IFRS 16 to arrangements that were previously not identified as leases under IAS 17 and IFRIC 4;
•excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•measuring the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition;
•relying on the assessment of whether leases are onerous immediately before the date of initial application as an alternative to performing an impairment review;
•excluding from the recognition of right-of-use assets all leases previously accounted for as operating leases with a remaining lease term of less than 12 months and all leases of low-value assets but to account for the lease expense on a straight-line basis over the remaining lease term;
•using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease; and
•applying a single discount rate to a portfolio of leases with reasonably similar characteristics.
On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.16%
The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 as at April 1, 2019.

(in $ thousands)	Carrying amount as at March 31, 2019	Reclassification	Remeasurement	IFRS 16 carrying amount as at April 1, 2019
	$	$	$	$
Right-of-use assets	—	(159)	6,668	6,509
Deferred lease inducements	(159)	159	—	—
Lease liabilities	—	—	(6,668)	(6,668)

The following is a reconciliation of total operating lease commitments as at March 31, 2019 to the lease liabilities recognized as at April 1, 2019.

(in $ thousands)	$
Total operating lease commitments disclosed as at March 31, 2019	14,228
Recognition exemptions:
Variable payments	(6,426)
Leases with remaining lease term of less than 12 months	(119)
Operating lease liabilities before discounting	7,683
Discounted using incremental borrowing rate	(1,015)
Total lease liabilities recognized under IFRS 16 as at April 1, 2019	6,668

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |44

Policy applicable from April 1, 2019
The Group as a lessee
For any new contracts entered into on or after April 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three key evaluations which are whether:
•the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
•the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.
Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. The Group has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.
The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |45

The Group as a lessor
The accounting policy under IFRS 16 for lessors has not changed.
As a lessor, the Group classifies its leases as either operating or finance leases.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.
Policy applicable before April 1, 2019
The Group as a lessee
Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.
Lease payments under operating leases were charged to the consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, were recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.
Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.
Leases
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	March 31, 2020
(in $ thousands)	$
Beginning balance as at April 1, 2019	6,509
Additions	7,262
Terminations	(381)
Depreciation	(2,090)
Lease inducement allowance	3
Exchange rate effect	189
Ending balance	11,492

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |46

Lease liabilities

As at	March 31, 2020
(in $ thousands)	$
Beginning balance as at April 1, 2019	6,668
Additions	7,257
Terminations	(381)
Lease payments	(2,129)
Lease incentives	1,249
Lease interest	375
Exchange rate effect	193
Ending balance	13,232
Current portion	1,559
11,673

Contractual lease payments under the lease liabilities as at March 31, 2020 are as follows:

As at	March 31, 2020
(in $ thousands)	$
Less than one year	2,020
One to two years	2,018
Two to five years	6,464
More than five years	5,589
Total undiscounted lease payments at period end	16,091

Amounts recognized in net loss

Year ended	March 31, 2020
(in $ thousands)	$
Interest on lease liabilities	375
Expenses relating to short-term leases	122
Variable lease payments	1,134
1,631

Total cash outflow for leases for the year ended March 31, 2020 was $3,385,000.
17. Future Accounting Standards
At the date of authorization of the consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |47

17.1Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2022. Early adoption is permitted.
For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.
The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.
Management is currently assessing but has not yet determined the impact of this new standard on the Group’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
18. Risks and Uncertainties
18.1Risks Related to the Market
18.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenues and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenues.
18.1.2COVID-19 pandemic
In December 2019, a novel strain of coronavirus (SARS-CoV-2) causing an infectious disease called COVID-19 quickly spread around the world, impacting the markets in which Alithya operates towards the end of Alithya’s fiscal year ended March 31, 2020. The COVID-19 pandemic and the measures taken in response to it, including travel bans, self-imposed quarantine periods, mandated business closures and social distancing measures, as well as unprecedented uncertainty in the global economy, have imposed significant pressure on businesses in general and has had and will likely continue to have an adverse impact on the global economy in the short and long term, which poses the risk that Alithya’s customers, contractors and partners may, temporarily or permanently, be prevented from conducting business as they have historically or previously expected to, which could in turn have an adverse impact on Alithya’s business and results of operations. Although Alithya, and most of its customers, are fortunate to operate as essential services providers by the Québec and Ontario governments, the COVID-19 outbreak has had impacts on Alithya’s business, with disruptions to its operations,
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |48

including temporary office closures, reduced activity with certain clients, slower procurement decisions in some cases, and possible changes to customers’ spending and investment priorities. The continued spread of the COVID-19 pandemic could further result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amount of management time and resources and increased operating costs to mitigate the impact of the pandemic. Also, while the COVID-19 pandemic could create an increase for digital technologies and services in certain industry segments, which could benefit Alithya, there is no assurance that Alithya will be able to respond to such demand while providing services remotely or observing government recommendations.
The Company has taken and continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and address the challenges and opportunities posed by this global pandemic. The Company and its employees have transitioned to working remotely, relatively seamlessly, allowing us to continue supporting our customers without material disruption. The Company has also implemented several measures to protect its financial position and preserve liquidity, and strict cost containment measures including management salary reductions, and reduced work weeks and temporary layoffs for a limited number of employees, some of which have returned to normal as of today. To ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company are benefiting from governmental financial assistance programs in Canada, the US and France.
As the Company continues to monitor the issues raised by the COVID-19 pandemic, it may take further actions that alter its business operations as may be required by governmental authorities, or that it determines are in the best interests of its employees, clients, partners and shareholders, and the Company cannot predict the potential effects any such alterations or modifications may have on its business, including the impact on its financial results. The extent to which the COVID-19 pandemic may further adversely impact Alithya’s business and results of operations depends on numerous evolving factors that are highly uncertain, difficult to predict and outside of Alithya’s control, including: (i) the duration and scope of the pandemic; (ii) actions taken by governments and other parties in response to the pandemic; (iii) the impact of the pandemic on the level of general economic activity; (iv) the effect of the pandemic on Alithya’s customers and customer demand for its services and solutions; (v) the ability of Alithya’s customers to pay for its services and solutions on time or at all; and (vi) Alithya’s ability to sell and provide its services and solutions to existing and prospective clients. Also, although Alithya has a business continuity plan in the event the health of any of its key employees would become at risk as a result of contracting COVID-19, there is no assurance that the implementation of such business continuity plan would be successful. While Alithya closely monitors the COVID-19 pandemic situation, as this pandemic is unprecedented and continuously evolving, it could affect Alithya’s business and results of operations in a manner that is not presently known or in a manner that Alithya does not currently consider will present significant risks to its operations. As such, the global impact of the COVID-19 pandemic on Alithya remains unknown at this time. Furthermore, the trading price for Alithya’s Subordinate Voting Shares and the securities of other companies in the industry has been volatile as a result of the COVID-19 pandemic and a recession, slowdown or other sustained adverse market event resulting from the COVID-19 pandemic could materially and adversely affect the financial markets, the value of Alithya’s Subordinate Voting Shares and Alithya’s ability to obtain equity or debt financing on favorable or acceptable terms or at all.
18.2Risks Related to Alithya's Industry
18.2.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting services providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |49

small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.
Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.
Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. In addition, as the costs to start a digital technology consulting services firm are relatively low, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
18.2.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. If Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.
18.2.3Failure to enhance existing services and solutions and to develop new services and solutions
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new services and solutions introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya may not be successful in developing digital and other new services and solutions addressing evolving technologies in a timely or cost-effective manner and there is no assurance that any services and solutions it does develop will be successful in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, financial condition and results of operations.
18.2.4Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |50

sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
18.2.5Intellectual property rights
Our success depends in part on our ability to protect our proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that we use to provide our services. Alithya has registered, and applied for the registration of, trademarks, domain names and copyrights. Alithya also owns a number of trademarks and copyrights and holds licenses, which vary in duration, relating to its solutions and services. Existing trade secret and copyright laws, however, afford Alithya only limited protection. Third parties may attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and should that happen, Alithya may need to license these technologies and may not be able to obtain licenses on reasonable terms, if at all. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and could require Alithya to devote additional resources to advertising and marketing its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
As Alithya develops software applications for specific customer engagements, issues relating to the ownership of, and the rights to use of, software applications and frameworks could arise. Alithya relies on a combination of copyright, trademark, unfair competition and trade secret laws, as well as intellectual property assignment and confidentiality agreements and other methods to protect Alithya’s intellectual property rights. Protection of intellectual property rights and confidentiality in some countries in which Alithya operates may not be as effective as in Canada or other countries with more developed intellectual property protections. Also, Alithya may have to pay economic damages in the event of lost disputes relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Further, Alithya cannot provide assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have adequate resources to enforce its intellectual property rights. If Alithya does enforce its intellectual property rights through litigation, Alithya may not be successful and the litigation may result in substantial costs and diversion of resources and management attention.
18.2.6Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its clients against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims may exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance.
Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |51

18.2.7Regulatory risks
Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources. Also, some of these laws may impose conflicting requirements or restrictions on the movement of cash and other assets and on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non-compliance and harm its reputation.
18.3Risks Related to Alithya's Business
18.3.1Changes in the nature of revenues
Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin. Alithya generates revenues principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenues-generating customer contracts generally fall into one of the following four categories: (i) time and materials arrangements for which revenues are recognized as the services are rendered and which represent the majority of Alithya's revenues, (ii) fixed-fee arrangements where the outcome can be estimated reliably and for which revenues are recognized using the percentage-of-completion method over the service periods and labor costs or labor hours are used to measure the progress towards completion, (iii) retainer-based arrangements for which customers pay a recurring fee in exchange for a monthly recurring service (typically support) for which revenues are recognized over time using an hours-based input method, and (iv) resale of third-party off-the-shelf software and maintenance for which revenues are recognized on a net basis and resale of Alithya-created software and maintenance for which revenues are reported on a gross basis. Alithya also sometimes enters into arrangements with multiple performance obligations which typically include software, post-contract support and consulting services and which require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.
Alithya also provides a payrolling service through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates and invoices the client for time and materials. The sale of payrolling services is recognized on a net basis. As Alithya’s overall business volume increases, management intends to continue to gradually phase-out this relatively low margin business.
18.3.2Customer concentration
Alithya derives a significant portion of its revenues from its major customers and expects this to continue for the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.3.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include: (i) its ability to
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |52

introduce and deliver new services and business solutions; (ii) its potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of its technology services; and (iv) the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya). These, and other factors, make it difficult to predict financial results for any given period.
18.3.4Early termination risk
If Alithya fails to deliver its services in accordance with the terms and conditions of its contractual agreements or as a result of other circumstances, which may be beyond Alithya’s or its customers’ control, some of its customers could elect to terminate their contracts before their agreed expiry date, which would result in a reduction of Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond Alithya’s or its customers’ control prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.
18.3.5Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.
18.3.6Teaming agreements and subcontracts
Alithya derives revenues from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
18.3.7Partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s partners fail to deliver, Alithya’s ability to complete ongoing contracts may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or solutions become obsolete, defective or incompatible with future versions of Alithya’s solutions and services, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |53

could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
18.3.8Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and results of operations could be materially adversely affected.
18.3.9Utilization rates
In order to maintain and grow revenues levels, Alithya has to maintain an appropriate level of availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenues and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenues would suffer.
18.3.10Services for government departments and agencies
Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or by specific departments or agencies in particular; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenues. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.
18.3.11Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |54

Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
18.3.12Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, earnings and net assets is denominated in foreign currencies, including in US dollars and Euros, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.
18.3.13Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.
18.3.14IT systems and infrastructure
To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including satellite, fiber optic and land lines operated by third parties, to provide reliable communications between its main operating offices, other global delivery centers and the offices of its customers and associates worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, financial condition and results of operations.
18.3.15Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its future sales and financial position or increase its costs and expenses. These security threats to Alithya include potential attacks not only on its own solutions, services and systems, but also those of its customers, contractors, partners, suppliers and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |55

awareness and trainings. However, because of the evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Additionally, with advances in computer capabilities and data protection requirements to address ongoing threats, Alithya may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by security breaches. Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third-party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver solutions and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. The occurrence of any of these aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.
18.3.16Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations
Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, contractors and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, regardless of Alithya’s responsibility for the failure.
In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to US or Canadian federal and state or provincial laws governing the protection of personal information and the European Union’s General Data Protection Regulation. Alithya’s Chief Information Security Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, their customers or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.
18.3.17Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |56

marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenues and net earnings.
18.3.18Operational, financial and other internal controls and systems
Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to: (i) recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires; (ii) maintaining high levels of customer satisfaction; (iii) developing and improving its internal administrative infrastructure, particularly its operational, financial and other internal control systems; (iv) preserving its culture, values and entrepreneurial environment; and (v) effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.
In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can, however, only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenues and profitability, and the accuracy of its financial reporting could be impaired.
18.3.19Commitment of substantial resources for growth
Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as: (i) the results of Alithya’s operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of its business acquisitions; (iv) hiring and retaining key personnel; (v) maintaining customer relationships; and (vi) the identification of suitable future acquisition opportunities.
Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
18.3.20Implementation of the strategy of growing through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.
The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration activities and management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |57

challenges in implementing its uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives. Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in the assimilation and retention of key employees and in maintaining relationships with present and potential customers, contractors and partners; (ii) difficulties managing and integrating operations in geographically dispersed locations; (iii) the risk that the targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (iv) difficulties in combining or managing different corporate cultures; (v) potential deficiencies in internal controls at acquired companies; (vi) cybersecurity and compliance related issues; and (vii) exposure to unanticipated liabilities of acquired companies.
In connection with acquisitions, Alithya may incur debt, issue equity securities, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause Alithya’s earnings to decline.
18.3.21Dependence on certain key personnel
Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.
18.3.22History of losses
Alithya generated a net loss of $39.7 million and $12.5 million for the fiscal years ended March 31, 2020 and 2019, respectively. Alithya intends to continue to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenue enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.
18.3.23Goodwill
Alithya recognizes an accounting value for goodwill and other intangible assets in connection with its business acquisitions. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |58

18.4  Risks Related to Subordinate Voting Shares
18.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.
18.4.2Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies. These broad market and industry factors, together with other economical circumstances, may materially harm the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigations have often been instituted against companies. Such litigations, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.
18.4.3Raising additional capital
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.
To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya’s shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
18.4.4Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Subordinate Voting Shares from the TSX or the NASDAQ.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |59

18.4.5Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s board of directors and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |60

19. Management’s Evaluation of our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and US securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2020. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2020.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2020 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2020.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Auditor’s Report on Internal Control over Financial Reporting
This report does not include an attestation report on the effectiveness of the Company’s internal controls over financial reporting from an independent registered public accounting firm as the Company is an emerging growth company under the rules of the US Securities and Exchange Commission.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2020        |61